UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-9875

STANDARD COMMERCIAL CORPORATION

(Exact name of registrant as specified in its charter)

2201 MILLER ROAD, WILSON, NORTH CAROLINA 27893

Telephone Number 252-291-5507

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Common Stock, par value $0.20 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: -0-

Effective as of May 13, 2005, Standard Commercial Corporation, a North Carolina corporation, (“Standard”) merged (the “Merger”) with and into DIMON Incorporated, a Virginia corporation (“DIMON”), with DIMON as the surviving corporation in the Merger. At the effective time of the Merger, each outstanding share of common stock, par value $0.20 per share, of Standard was automatically converted into three shares of common stock, without par value, of DIMON. In connection with the Merger, DIMON changed its name to Alliance One International, Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, Alliance One International, Inc., a Virginia corporation, as successor issuer to Standard, has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 18, 2005	ALLIANCE ONE INTERNATIONAL, INC. (Registrant)

	By:	/s/ James A. Cooley
James A. Cooley
Executive Vice President - Chief Financial Officer